UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017	Commission File Number: 001-33838

DOMINION DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 12th day of June, 2017.

DOMINION DIAMOND CORPORATION
(Registrant)

By:	/s/ JILL ROWE
Name: Jill Rowe
Title: Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Dominion Diamond Corporation’s News Release dated June 12, 2017 announcing first quarter fiscal 2018 results.

99.2	Dominion Diamond Corporation’s Comparative Financial Statements for the three months ended April 30, 2017.

99.3	Dominion Diamond Corporation’s Management Discussion and Analysis for the three months ended April 30, 2017.

99.4	Certificate of Interim Filings of the Chief Executive Officer of Dominion Diamond Corporation.

99.5	Certificate of Interim Filings of the Chief Financial Officer of Dominion Diamond Corporation.